UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3 )1

Circuit City Stores, Inc.
(Name of Issuer)

Common Stock, $0.50 par value
(Title of Class of Securities)

172737108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Mark J. Wattles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 11,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Wattles Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON HKW Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000,000
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 1,000,000
	10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON James A. Marcum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 6,200 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 6,200 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 6,200 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Elliott Wahle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 7,500 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 7,500 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 7,500 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Don R. Kornstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 5,500 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 5,500 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 5,500 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Anthony Bergamo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 15,000 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 15,000 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 15,000 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

1	NAME OF REPORTING PERSON Alexander M. Bond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 172737108

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

In connection with the Settlement Agreement described and defined in Item 4, WCM has withdrawn its nominations of Messrs. Bond, Marcum, Wahle, Kornstein, Bergamo and Bond (the “Original Five Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 Annual Meeting (the “Annual Meeting”).  Accordingly, Messrs. Bond, Marcum, Wahle, Kornstein and Bergamo are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 10,000,000 Shares owned by WCM is approximately $41,200,000.  The Shares were acquired with working capital.

The aggregate purchase price of the 1,000,000 Shares owned by the Trust is approximately $4,040,000.  The Shares were acquired with working capital.

The aggregate purchase price of the 6,200 Shares owned directly by Mr. Marcum is approximately $26,253.  The Shares owned directly by Mr. Marcum were acquired with personal funds.

The aggregate purchase price of the 7,500 Shares owned directly by Mr. Wahle is approximately $34,425.  The Shares owned directly by Mr. Wahle were acquired with personal funds.

The aggregate purchase price of the 5,500 Shares owned directly by Mr. Kornstein is approximately $25,465.  The Shares owned directly by Mr. Kornstein were acquired with personal funds.

The aggregate purchase price of the 15,000 Shares owned directly by Mr. Bergamo is approximately $74,953.  The Shares owned directly by Mr. Bergamo were acquired with personal funds.

The aggregate purchase price of the 10,000 Shares owned directly by Mr. Bond is approximately $40,110.  The Shares owned directly by Mr. Bond were acquired with personal funds.

CUSIP NO. 172737108

Item 4 is hereby amended to add the following:

On May 8, 2008, the Issuer on the one hand and WCM, Messrs. Wattles, Marcum, Wahle, Kornstein, Bergamo and Bond on the other hand (the foregoing entity and individuals collectively, the “Wattles Group” and each individually, a “Member”) entered into a settlement agreement (the “Settlement Agreement”), a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  Pursuant to the terms of the Settlement Agreement, among other things, the Issuer agreed to nominate and recommend the election to the Board of three of the Original Five Nominees (the “Wattles Nominees”) to serve as directors on the Board, with one Wattles Nominee to serve for a term of three years expiring at the Issuer’s 2011 Annual Meeting, one Wattles Nominee to serve for a term of two years expiring at the Issuer’s 2010 Annual Meeting and one Wattles Nominee to serve for a term of one year expiring at the Issuer’s 2009 Annual Meeting (the “2009 Meeting”) following the Board’s Nominating & Governance Committee’s meeting with and approval of the Wattles Nominees, provided that such approval and appointment takes place no later than fourteen days following the execution of the Settlement Agreement.

In connection with the nomination and approval of the Wattles Nominees, the Issuer agreed to (i) not unreasonably fail to select Mr. Marcum as a Wattles Nominee, (ii) allow the Wattles Nominees to be non-voting observers (but not members) of the Board until the Annual Meeting, with the right to receive notices of, and attend all meetings of the Board and receive the same information provided to members of the Board, (iii) to allow a Wattles Nominee, as designated by the Wattles Group, to be a non-voting observer (but not member) of the Executive Committee of the Board until the Annual meeting with the right to receive notices of and attend all meetings of the Executive Committee and receive the same information provided to members of the Executive Committee and (iv) file a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”) which includes such information regarding the Wattles Nominees as is required by federal securities laws in connection with their nomination by the Issuer.

Upon the execution of the Settlement Agreement, the Issuer agreed to allow Mr. Marcum and Lyle G. Heidemann to be non-voting observers (but not members of) the Board, with the right to receive notices of, and attend all meetings of the Board and receive the same information provided to members of the Board until the Annual Meeting.  The Issuer further agreed to increase the size of the Board to no more than fifteen directors, unless in connection with and pursuant to a material third-party investment, in which case the Issuer may increase the size of the Board by up to three additional members.  The Issuer agreed that at or prior to the 2009 Meeting, the Issuer shall reduce the size of the Board by at least two members (not to include any Wattles Nominee).

Pursuant to the terms of the Settlement Agreement, the Issuer agreed that in the event WCM, Mark Wattles or any of their affiliates express an interest in acquiring the Issuer, the Issuer will allow WCM and Mark Wattles to conduct due diligence in connection with an offer that is reasonably capable of being consummated, subject only to customary confidentiality arrangements.

The Issuer agreed to hold the Annual Meeting no later than 45 days following June 24, 2008.  Following the Annual Meeting, the Issuer agreed that if any Wattles Nominee is not elected to the Board at the Annual Meeting, to promptly appoint to the Board to serve until the 2009 Meeting a replacement nominee(s) selected by the Wattles Group and approved by the Board’s Nominating & Governance Committee and to nominate any such replacement nominee(s) for election to the Board at the 2009 Meeting.  The Issuer further agreed that following the Annual Meeting, (i) one of the Wattles Nominees, as designated by the Wattles Group, will be appointed and elected to the Issuer’s Executive Committee, which Committee will be comprised of no more than four directors following such appointment and (ii) that the remaining Wattles Nominees will be appointed and elected to at least one committee of the Board.

CUSIP NO. 172737108

The Wattles Group, pursuant to the terms of the Settlement Agreement, agreed to, among other things, (i) withdraw Mr. Bond as a nominee for election at the Annual Meeting, (ii) irrevocably withdraw the nominations of the Original Five Nominees and the other Proposals (as defined in the Settlement Agreement), (iii) cease any and all efforts with respect to the solicitation of proxies in support of the Proposals, (iv) not \ make any objection to the election of the Board’s nominees, including the Wattles Nominees, at the Annual Meeting, the ratification of the appointment of KPMG LLP as the Issuer’s independent registered public accounting firm for the 2009 fiscal year and the approval of the Issuer’s Annual Performance-Based Incentive Plan (collectively the “Company Proposals”), (v) vote all Shares which it is entitled to vote at the Annual Meeting in favor of  the Company Proposals, (vi) not allege that the Issuer’s preliminary or definitive proxy statement, or any preliminary or additional soliciting materials filed with the SEC in connection with the Annual Meeting, violate any of the rules or regulations promulgated under the Securities Exchange Act of 1934, as amended, or contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement not misleading, and (vii) to promptly file this amendment to the Schedule 13D reporting entry into the Settlement Agreement and the irrevocable withdrawal by the Wattles Group of the Proposals.

Under the Settlement Agreement, each Member, during a period commencing upon execution of the Settlement Agreement and ending on the earlier to occur of (a) the day after the date of the 2009 Meeting, or (b) the date that is ninety days after the one-year anniversary date of the Annual Meeting, will not, and will cause each of its affiliates, associates and Representatives (as defined in the Settlement Agreement) to do any of the following (collectively the “Standstill Obligations”): (i) acquire, directly or indirectly, any voting securities of the Issuer if, after giving effect to such acquisition, the Wattles Group would have any ownership interest in more than 15% of the Issuer’s outstanding Shares, (ii) sell, offer or agree to sell, directly or indirectly the voting securities of the Issuer or any voting rights decoupled from the underlying voting securities held by such Member to any Third Party (as defined in the Settlement Agreement) which would result in such Third Party having an ownership interest in more than fifteen percent of the Issuer’s outstanding Shares, (iii) engage, or in any way participate, directly or indirectly, in any solicitation of proxies or consents in any “election contest” with respect to the Issuer’s directors, (iv) form or join any group with respect to the Issuer’s voting securities, other than a group that includes all or some lesser number of the Wattles Group, but does not include any other members who are not currently identified as a Member, (v) deposit any of the Issuer’s voting securities in any voting trust or subject any voting securities to any voting arrangement or agreement, except as expressly set forth in the Settlement Agreement, (vi) seek, alone or in concert with others, to call a meeting of, or solicit consents from or conduct a nonbinding referendum of shareholders of the Issuer, (vii) obtain representation on the Board except as permitted by the Settlement Agreement, effect the removal of any member of the Board, except any Members who are directors of the Issuer, (viii) make a shareholder proposal at any meeting of the shareholders of the Issuer except as expressly permitted in the Settlement Agreement, (ix) amend any provision of the Issuer’s certificate of incorporation or bylaws, (x) effect or seek to effect, offer or propose to effect, cause or participate in, or in any way assist or facilitate any other person to effect or seek, offer or propose to effect or participate in: (a) any acquisition of more than fifteen percent of any securities, material assets or business of the Issuer or any of its subsidiaries, (b) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving more than 15% of any of the voting securities or any of the material assets or businesses of the Issuer or any of its subsidiaries, or (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries or any material portion of its or their businesses; and (xi) enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to the foregoing, or advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing.

CUSIP NO. 172737108

The Standstill Obligations do not in any way limit the ability of the Wattles Group, or any member thereof, to acquire, offer to acquire or agree to acquire all of the outstanding Shares of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons during the last two years.

Item 6 is hereby amended to add the following:

On May 8, 2008, WCM, Messrs. Wattles, Marcum, Wahle, Kornstein, Bergamo and Bond and the Issuer entered into a Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 9, 2008, WCM, the Trust and Mr. Wattles (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 3 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Settlement Agreement, dated May 8, 2008.

Exhibit 99.2	Joint Filing Agreement by and among Wattles Capital Management, LLC, HKW Trust and Mark J. Wattles, dated May 9, 2008.

CUSIP NO. 172737108

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008

WATTLES CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

HKW TRUST

By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	Trustee

/s/ Mark J. Wattles
Mark J. Wattles

/s/ James A. Marcum
James A. Marcum

/s/ Elliott Wahle
Elliott Wahle

/s/ Don R. Kornstein
Don R. Kornstein

/s/ Anthony Bergamo
Anthony Bergamo

/s/ Alexander M. Bond
Alexander M. Bond

CUSIP NO. 172737108

Index of Exhibits.

Exhibit 99.1	Settlement Agreement, dated May 8, 2008.

Exhibit 99.2	Joint Filing Agreement by and among Wattles Capital Management, LLC, HKW Trust and Mark J. Wattles, dated May 9, 2008.

CUSIP NO. 172737108

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past Two Years

Wattles Capital Management, LLC Transactions
Sales:

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	50,000	28.9600	5/19/2006
Common Stock	85,300	28.9600	5/19/2006
Common Stock	52,200	28.8800	5/22/2006
Common Stock	34,300	29.3500	5/22/2006
Common Stock	165,700	29.3500	5/22/2006
Common Stock	26,700	30.4600	6/02/2006
Common Stock	99,700	30.7400	6/05/2006
Common Stock	73,600	30.7400	6/05/2006
Common Stock	250,000	30.7400	6/05/2006
Common Stock	176,700	30.7400	6/05/2006
Common Stock	50,000	30.4800	6/06/2006
Common Stock	29,700	30.0100	6/07/2006
Common Stock	50,000	27.4900	6/08/2006
Common Stock	200,000	28.6800	6/09/2006
Common Stock	103,600	28.1700	6/13/2006
Common Stock	140,000	28.1700	6/13/2006
Common Stock	150,000	26.1700	11/02/2006
Common Stock	100,000	26.1700	11/02/2006
Common Stock	150,000	26.1700	11/02/2006
Common Stock	100,000	26.0800	11/03/2006
Common Stock	100,000	25.1200	11/08/2006
Common Stock	150,000	23.8600	11/14/2006
Common Stock	216,100	23.8600	11/14/2006
Common Stock	67,800	23.8600	11/14/2006
Common Stock	114,400	23.8600	11/14/2006
Common Stock	116,100	23.8600	11/14/2006
Common Stock	100,000	20.7400	2/06/2007
Common Stock	60,000	20.7300	2/22/2007
Common Stock	90,000	18.2200	3/02/2007
Common Stock	10,000	18.2200	3/02/2007
Common Stock	200,000	17.5300	3/05/2007
Common Stock	50,000	17.7500	3/06/2007
Common Stock	75,000	18.1000	3/12/2007
Common Stock	125,000	17.6800	3/13/2007

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	290,000	17.3400	3/14/2007
Common Stock	56,653	6.4500	12/04/2007
Common Stock	22,600	6.4800	12/04/2007
Common Stock	5,747	6.4900	12/04/2007
Common Stock	15,000	6.500	12/04/2007
Common Stock	3,500	6.5800	12/04/2007
Common Stock	900	6.5850	12/04/2007
Common Stock	39,900	6.5900	12/04/2007
Common Stock	300	6.5950	12/04/2007
Common Stock	433,506	6.6000	12/04/2007
Common Stock	21,894	6.6100	12/04/2007
Common Stock	4,020	6.7100	12/05/2007
Common Stock	11,205	6.7200	12/05/2007
Common Stock	175	6.7275	12/05/2007
Common Stock	9,300	6.7300	12/05/2007
Common Stock	700	6.7400	12/05/2007
Common Stock	5,800	6.7500	12/05/2007
Common Stock	20,200	6.7600	12/05/2007
Common Stock	35,600	6.7700	12/05/2007
Common Stock	13,000	6.7800	12/05/2007
Common Stock	1,600	6.8000	12/05/2007
Common Stock	34,200	6.8100	12/05/2007
Common Stock	3,000	6.8200	12/05/2007
Common Stock	33,600	6.8300	12/05/2007
Common Stock	11,000	6.8400	12/05/2007
Common Stock	13,300	6.8500	12/05/2007
Common Stock	2,200	6.8600	12/05/2007
Common Stock	1,100	6.8700	12/05/2007
Common Stock	9,300	6.8900	12/05/2007
Common Stock	500	6.8950	12/05/2007
Common Stock	20,800	6.9000	12/05/2007
Common Stock	200	6.9050	12/05/2007
Common Stock	18,499	6.9100	12/05/2007
Common Stock	11,500	6.9200	12/05/2007
Common Stock	5,300	6.9300	12/05/2007
Common Stock	3,900	6.9400	12/05/2007
Common Stock	9,400	6.9500	12/05/2007
Common Stock	1,000	6.9550	12/05/2007
Common Stock	22,401	6.9600	12/05/2007
Common Stock	2,700	6.9700	12/05/2007
Common Stock	13,900	6.9800	12/05/2007

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	5,600	6.9900	12/05/2007
Common Stock	37,300	7.0500	12/05/2007
Common Stock	27,600	7.0600	12/05/2007
Common Stock	9,300	7.0700	12/05/2007
Common Stock	800	7.0800	12/05/2007
Common Stock	23,850	6.4000	12/18/2007
Common Stock	7,950	6.4100	12/18/2007
Common Stock	18,9150	6.4200	12/18/2007
Common Stock	29,050	6.4300	12/18/2007
Common Stock	9,900	6.6000	12/18/2007
Common Stock	10,700	6.6100	12/18/2007
Common Stock	4,700	6.6200	12/18/2007
Common Stock	18,609	6.6300	12/18/2007
Common Stock	23,190	6.6400	12/18/2007
Common Stock	3,000	6.6500	12/18/2007
Common Stock	13,100	6.6600	12/18/2007
Common Stock	29,300	6.6700	12/18/2007
Common Stock	7,600	6.6800	12/18/2007
Common Stock	34,100	6.6900	12/18/2007
Common Stock	1500	6.7000	12/18/2007
Common Stock	29,700	6.7100	12/18/2007
Common Stock	64,301	6.7200	12/18/2007
Common Stock	300	6.7250	12/18/2007
Common Stock	39,985	6.6000	12/19/2007
Common Stock	8,600	6.6100	12/19/2007
Common Stock	16,000	6.6200	12/19/2007
Common Stock	16,316	6.6300	12/19/2007
Common Stock	16,200	6.6400	12/19/2007
Common Stock	158,584	6.6500	12/19/2007
Common Stock	57,800	6.6600	12/19/2007
Common Stock	36,415	6.6700	12/19/2007
Common Stock	49,500	6.6800	12/19/2007
Common Stock	500	6.6850	12/19/2007
Common Stock	100	6.6900	12/19/2007
Common Stock	80,900	6.7500	12/19/2007
Common Stock	100	6.7550	12/19/2007
Common Stock	13,800	6.7600	12/19/2007
Common Stock	5,000	6.7700	12/19/2007
Common Stock	100	6.7800	12/19/2007
Common Stock	100	6.7900	12/19/2007
Common Stock	400,000	5.0243	4/14/2008
Common Stock	574,422	4.8345	4/15/2008

CUSIP NO. 172737108

Purchases:

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	34,300	25.0400	02/16/2006
Common Stock	292,100	25.0300	02/17/2006
Common Stock	73,600	25.0200	02/21/2006
Common Stock	610,000	24.3400	03/30/2006
Common Stock	250,000	24.5400	03/31/2006
Common Stock	140,000	24.2100	04/03/2006
Common Stock	137,500	28.2100	04/20/2006
Common Stock	50,000	28.5400	05/01/2006
Common Stock	500,000	23.1900	08/24/2006
Common Stock	116,100	22.5500	08/29/2006
Common Stock	216,100	23.1300	08/30/2006
Common Stock	67,800	23.0800	08/31/2006
Common Stock	114,400	22.8700	09/07/2006
Common Stock	100,000	25.7500	09/18/2006
Common Stock	150,000	27.0500	10/31/2006
Common Stock	250,000	19.9400	01/05/2007
Common Stock	750,000	19.8400	01/08/2007
Common Stock	1,800	5.9400	11/26/2007
Common Stock	300	5.9650	11/26/2007
Common Stock	14,400	5.9700	11/26/2007
Common Stock	10,200	5.9800	11/26/2007
Common Stock	18,100	5.9900	11/26/2007
Common Stock	300	5.9950	11/26/2007
Common Stock	204,900	6.0000	11/26/2007
Common Stock	60,700	6.0100	11/26/2007
Common Stock	53,400	6.0200	11/26/2007
Common Stock	185,900	6.0300	11/26/2007
Common Stock	200,000	6.0500	11/26/2007
Common Stock	4,919	6.1500	11/26/2007
Common Stock	10,700	6.1700	11/26/2007
Common Stock	57,200	6.1800	11/26/2007
Common Stock	29,700	6.1900	11/26/2007
Common Stock	16,859	6.2000	11/26/2007
Common Stock	17,341	6.2100	11/26/2007
Common Stock	44,900	6.2200	11/26/2007
Common Stock	400	6.2225	11/26/2007
Common Stock	105,475	6.2300	11/26/2007

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	170,306	6.2400	11/26/2007
Common Stock	292,200	6.2500	11/26/2007
Common Stock	15,400	6.3800	11/26/2007
Common Stock	231,300	6.4000	11/26/2007
Common Stock	900	6.4400	11/26/2007
Common Stock	900	6.4700	11/26/2007
Common Stock	1,500	6.4800	11/26/2007
Common Stock	3,131	6.7400	11/26/2007
Common Stock	8,200	6.7500	11/26/2007
Common Stock	4,600	6.7600	11/26/2007
Common Stock	4,600	6.7700	11/26/2007
Common Stock	2,869	6.7800	11/26/2007
Common Stock	64,700	6.7900	11/26/2007
Common Stock	3,200	6.8000	11/26/2007
Common Stock	4,800	6.8100	11/26/2007
Common Stock	5,800	6.8200	11/26/2007
Common Stock	9,600	6.8300	11/26/2007
Common Stock	500	6.8350	11/26/2007
Common Stock	1,800	6.8400	11/26/2007
Common Stock	300	6.8500	11/26/2007
Common Stock	6,000	6.8700	11/26/2007
Common Stock	7,400	6.8800	11/26/2007
Common Stock	200	6.8850	11/26/2007
Common Stock	1,100	6.8900	11/26/2007
Common Stock	3,900	6.9000	11/26/2007
Common Stock	300	6.9100	11/26/2007
Common Stock	4,900	6.9900	11/26/2007
Common Stock	5,000	6.9950	11/26/2007
Common Stock	107,100	7.0000	11/26/2007
Common Stock	20,300	4.0300	01/02/2008
Common Stock	60,100	4.0400	01/02/2008
Common Stock	700	4.0450	01/02/2008
Common Stock	312,600	4.0500	01/02/2008
Common Stock	10,500	4.0600	01/02/2008
Common Stock	100	4.0650	01/02/2008
Common Stock	33,000	4.0700	01/02/2008
Common Stock	400	4.0750	01/02/2008
Common Stock	38,800	4.0800	01/02/2008
Common Stock	12,400	4.0900	01/02/2008
Common Stock	400	4.0950	01/02/2008
Common Stock	111,008	4.1000	01/02/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	136,592	4.1100	01/02/2008
Common Stock	1,100	4.1150	01/02/2008
Common Stock	54,100	4.1200	01/02/2008
Common Stock	2,100	4.1250	01/02/2008
Common Stock	101,400	4.1300	01/02/2008
Common Stock	1,300	4.1350	01/02/2008
Common Stock	47,400	4.1400	01/02/2008
Common Stock	155,700	4.1500	01/02/2008
Common Stock	1,400	3.8400	01/03/2008
Common Stock	988,800	3.8500	01/03/2008
Common Stock	1,100	3.8550	01/03/2008
Common Stock	117,800	3.8600	01/03/2008
Common Stock	3,100	3.8650	01/03/2008
Common Stock	86,600	3.8700	01/03/2008
Common Stock	168,411	3.8800	01/03/2008
Common Stock	136,397	3.8900	01/03/2008
Common Stock	238,392	3.9000	01/03/2008
Common Stock	1,000	3.9050	01/03/2008
Common Stock	30,900	3.9100	01/03/2008
Common Stock	19,000	3.9200	01/03/2008
Common Stock	15,000	3.9300	01/03/2008
Common Stock	28,400	3.9400	01/03/2008
Common Stock	5,300	3.9500	01/03/2008
Common Stock	20,300	4.0300	01/02/2008
Common Stock	60,100	4.0400	01/02/2008
Common Stock	700	4.0450	01/02/2008
Common Stock	312,600	4.0500	01/02/2008
Common Stock	10,500	4.0600	01/02/2008
Common Stock	100	4.0650	01/02/2008
Common Stock	33,000	4.0700	01/02/2008
Common Stock	400	4.0750	01/02/2008
Common Stock	38,800	4.0800	01/02/2008
Common Stock	12,400	4.0900	01/02/2008
Common Stock	400	4.0950	01/02/2008
Common Stock	111,008	4.1000	01/02/2008
Common Stock	136,592	4.1100	01/02/2008
Common Stock	1,100	4.1150	01/02/2008
Common Stock	54,100	4.1200	01/02/2008
Common Stock	2,100	4.1250	01/02/2008
Common Stock	101,400	4.1300	01/02/2008
Common Stock	1,300	4.1350	01/02/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	47,400	4.1400	01/02/2008
Common Stock	155,700	4.1500	01/02/2008
Common Stock	1,400	3.8400	01/03/2008
Common Stock	988,800	3.8500	01/03/2008
Common Stock	1,100	3.8550	01/03/2008
Common Stock	117,800	3.8600	01/03/2008
Common Stock	3,100	3.8650	01/03/2008
Common Stock	86,600	3.8700	01/03/2008
Common Stock	168,411	3.8800	01/03/2008
Common Stock	136,397	3.8900	01/03/2008
Common Stock	238,392	3.9000	01/03/2008
Common Stock	1,000	3.9050	01/03/2008
Common Stock	30,900	3.9100	01/03/2008
Common Stock	19,000	3.9200	01/03/2008
Common Stock	15,000	3.9300	01/03/2008
Common Stock	28,400	3.9400	01/03/2008
Common Stock	5,300	3.9500	01/03/2008
Common Stock	11,200	3.9600	01/03/2008
Common Stock	73,900	3.9700	01/03/2008
Common Stock	58,199	3.9800	01/03/2008
Common Stock	73,101	3.9900	01/03/2008
Common Stock	24,500	4.0000	01/03/2008
Common Stock	21,800	4.0100	01/03/2008
Common Stock	200	4.0150	01/03/2008
Common Stock	19,200	4.0200	01/03/2008
Common Stock	31,300	4.0300	01/03/2008
Common Stock	200	4.0350	01/03/2008
Common Stock	26,700	4.0400	01/03/2008
Common Stock	91,800	4.0500	01/03/2008
Common Stock	35,000	4.0600	01/03/2008
Common Stock	400	4.0650	01/03/2008
Common Stock	48,900	4.0700	01/03/2008
Common Stock	39,800	4.0800	01/03/2008
Common Stock	46,300	4.0900	01/03/2008
Common Stock	32,300	4.1000	01/03/2008
Common Stock	21,493	4.1100	01/03/2008
Common Stock	32,324	4.1200	01/03/2008
Common Stock	27,183	4.1300	01/03/2008
Common Stock	7,400	4.1400	01/03/2008
Common Stock	2,500	4.1500	01/03/2008
Common Stock	200	4.1600	01/03/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	32,500	4.1800	01/03/2008
Common Stock	3,300	3.6100	01/04/2008
Common Stock	23,600	3.6200	01/04/2008
Common Stock	59,600	3.6300	01/04/2008
Common Stock	7,700	3.6400	01/04/2008
Common Stock	800	3.6500	01/04/2008
Common Stock	23,100	3.6600	01/04/2008
Common Stock	13,800	3.6700	01/04/2008
Common Stock	14,900	3.6800	01/04/2008
Common Stock	45,800	3.6900	01/04/2008
Common Stock	600	3.69500	01/04/2008
Common Stock	126,200	3.7000	01/04/2008
Common Stock	102,600	3.7100	01/04/2008
Common Stock	41,400	3.7200	01/04/2008
Common Stock	13,900	3.7300	01/04/2008
Common Stock	10,245	3.7400	01/04/2008
Common Stock	33,355	3.7500	01/04/2008
Common Stock	23,300	3.7600	01/04/2008
Common Stock	24,600	3.7700	01/04/2008
Common Stock	79,500	3.7800	01/04/2008
Common Stock	86,600	3.7900	01/04/2008
Common Stock	67,900	3.8000	01/04/2008
Common Stock	100	3.8076	01/04/2008
Common Stock	56,700	3.8100	01/04/2008
Common Stock	100	3.8110	01/04/2008
Common Stock	100	3.8119	01/04/2008
Common Stock	62,000	3.8200	01/04/2008
Common Stock	28,200	3.8300	01/04/2008
Common Stock	33,100	3.8400	01/04/2008
Common Stock	100	3.8407	01/04/2008
Common Stock	45,940	3.8500	01/04/2008
Common Stock	36,400	3.8600	01/04/2008
Common Stock	100	3.8614	01/04/2008
Common Stock	1,100	3.8650	01/04/2008
Common Stock	9,660	3.8700	01/04/2008
Common Stock	3,900	3.8800	01/04/2008
Common Stock	4,300	3.8900	01/04/2008
Common Stock	43,500	3.9000	01/04/2008
Common Stock	87,900	3.9100	01/04/2008
Common Stock	60,400	3.9200	01/04/2008
Common Stock	3,100	3.9300	01/04/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	20,500	3.9400	01/04/2008
Common Stock	800	3.8200	01/07/2008
Common Stock	1,200	3.8300	01/07/2008
Common Stock	4,500	3.8400	01/07/2008
Common Stock	3,800	3.8500	01/07/2008
Common Stock	5,800	3.8600	01/07/2008
Common Stock	13,900	3.8700	01/07/2008
Common Stock	12,000	3.8800	01/07/2008
Common Stock	7,700	3.8900	01/07/2008
Common Stock	100	3.8950	01/07/2008
Common Stock	57,100	3.9000	01/07/2008
Common Stock	500	3.9050	01/07/2008
Common Stock	15,700	3.9100	01/07/2008
Common Stock	200	3.9150	01/07/2008
Common Stock	31,700	3.9200	01/07/2008
Common Stock	2,200	3.9300	01/07/2008
Common Stock	6,100	3.9400	01/07/2008
Common Stock	20,100	3.9500	01/07/2008
Common Stock	600	3.9550	01/07/2008
Common Stock	1,000	3.9575	01/07/2008
Common Stock	29,100	3.9600	01/07/2008
Common Stock	20,500	3.9700	01/07/2008
Common Stock	600	3.9750	01/07/2008
Common Stock	1,300	3.9775	01/07/2008
Common Stock	37,209	3.9800	01/07/2008
Common Stock	23,600	3.9900	01/07/2008
Common Stock	100	3.9975	01/07/2008
Common Stock	42,541	4.0000	01/07/2008
Common Stock	200	4.0050	01/07/2008
Common Stock	103,750	4.0100	01/07/2008
Common Stock	600	4.0150	01/07/2008
Common Stock	53,000	4.0200	01/07/2008
Common Stock	55,000	4.0300	01/07/2008
Common Stock	100	4.0325	01/07/2008
Common Stock	62,900	4.0400	01/07/2008
Common Stock	200	4.0450	01/07/2008
Common Stock	10,400	4.0500	01/07/2008
Common Stock	500	4.0550	01/07/2008
Common Stock	48,000	4.0600	01/07/2008
Common Stock	38,400	4.0700	01/07/2008
Common Stock	1,000	4.0775	01/07/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	65,200	4.0800	01/07/2008
Common Stock	109,000	4.0900	01/07/2008
Common Stock	61,400	4.1000	01/07/2008
Common Stock	81,900	4.1100	01/07/2008
Common Stock	300	4.1175	01/07/2008
Common Stock	30,000	4.1200	01/07/2008
Common Stock	10,435	4.1400	01/07/2008
Common Stock	35,665	4.1500	01/07/2008
Common Stock	36,600	4.1600	01/07/2008
Common Stock	5,500	4.1700	01/07/2008
Common Stock	2,700	3.8800	01/08/2008
Common Stock	600	3.8850	01/08/2008
Common Stock	5,400	3.8900	01/08/2008
Common Stock	23,500	3.9000	01/08/2008
Common Stock	400	3.9050	01/08/2008
Common Stock	5,700	3.9100	01/08/2008
Common Stock	3,900	3.9200	01/08/2008
Common Stock	3,800	3.9300	01/08/2008
Common Stock	2,100	3.9400	01/08/2008
Common Stock	3,500	3.9500	01/08/2008
Common Stock	7,700	3.9600	01/08/2008
Common Stock	100	3.9700	01/08/2008
Common Stock	6,500	3.9800	01/08/2008
Common Stock	2,500	3.9900	01/08/2008
Common Stock	800	3.9950	01/08/2008
Common Stock	17,500	4.0000	01/08/2008
Common Stock	700	4.0075	01/08/2008
Common Stock	14,400	4.0100	01/08/2008
Common Stock	7,800	4.0200	01/08/2008
Common Stock	200	4.0400	01/08/2008
Common Stock	500	4.0500	01/08/2008
Common Stock	800	4.0600	01/08/2008
Common Stock	1,500	4.0700	01/08/2008
Common Stock	3,000	4.0800	01/08/2008
Common Stock	100	4.0900	01/08/2008
Common Stock	2,100	4.1000	01/08/2008
Common Stock	2,700	4.1100	01/08/2008
Common Stock	7,900	4.1200	01/08/2008
Common Stock	6,700	4.1300	01/08/2008
Common Stock	6,200	4.1400	01/08/2008
Common Stock	1,700	4.1500	01/08/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	6,500	4.1600	01/08/2008
Common Stock	1,300	4.1650	01/08/2008
Common Stock	8,400	4.1700	01/08/2008
Common Stock	1,200	4.1750	01/08/2008
Common Stock	15,800	4.1800	01/08/2008
Common Stock	35,700	4.1900	01/08/2008
Common Stock	40,252	4.2000	01/08/2008
Common Stock	44,000	4.2100	01/08/2008
Common Stock	21,400	4.2200	01/08/2008
Common Stock	1,300	4.2250	01/08/2008
Common Stock	27,048	4.2300	01/08/2008
Common Stock	21,100	4.2400	01/08/2008
Common Stock	20,200	4.2500	01/08/2008
Common Stock	39,300	4.2600	01/08/2008
Common Stock	50,899	4.2700	01/08/2008
Common Stock	69,751	4.2800	01/08/2008
Common Stock	88,630	4.2900	01/08/2008
Common Stock	70,020	4.3000	01/08/2008
Common Stock	22,900	4.3100	01/08/2008
Common Stock	200	4.3125	01/08/2008
Common Stock	100	4.3150	01/08/2008
Common Stock	85,100	4.3200	01/08/2008
Common Stock	700	4.3225	01/08/2008
Common Stock	116,600	4.3300	01/08/2008
Common Stock	600	4.3350	01/08/2008
Common Stock	110,325	4.3400	01/08/2008
Common Stock	200	4.3425	01/08/2008
Common Stock	500	4.3450	01/08/2008
Common Stock	166,100	4.3500	01/08/2008
Common Stock	4,900	4.3525	01/08/2008
Common Stock	308,587	4.3600	01/08/2008
Common Stock	1,400	4.3650	01/08/2008
Common Stock	127,113	4.3700	01/08/2008
Common Stock	3,900	4.3750	01/08/2008
Common Stock	172,500	4.3800	01/08/2008
Common Stock	1,400	4.3850	01/08/2008
Common Stock	183,774	4.3900	01/08/2008
Common Stock	100	4.3925	01/08/2008
Common Stock	700	4.3950	01/08/2008
Common Stock	142,801	4.4000	01/08/2008
Common Stock	100	4.4050	01/08/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	56,000	4.4100	01/08/2008
Common Stock	29,300	4.4200	01/08/2008
Common Stock	6,200	4.4300	01/08/2008
Common Stock	2,100	4.4400	01/08/2008
Common Stock	187,500	4.0000	01/09/2008
Common Stock	69,375	4.0500	01/09/2008
Common Stock	225	4.0525	01/09/2008
Common Stock	450	4.0550	01/09/2008
Common Stock	11,775	4.0600	01/09/2008
Common Stock	7,950	4.0700	01/09/2008
Common Stock	1,275	4.0750	01/09/2008
Common Stock	12,075	4.0800	01/09/2008
Common Stock	75	4.0900	01/09/2008
Common Stock	1,425	4.1000	01/09/2008
Common Stock	5,250	4.1100	01/09/2008
Common Stock	75	4.1150	01/09/2008
Common Stock	14,775	4.1200	01/09/2008
Common Stock	1,800	4.1250	01/09/2008
Common Stock	36,450	4.1300	01/09/2008
Common Stock	900	4.1350	01/09/2008
Common Stock	45,600	4.1400	01/09/2008
Common Stock	2,175	4.1450	01/09/2008
Common Stock	86,175	4.1500	01/09/2008
Common Stock	450	4.1550	01/09/2008
Common Stock	7,425	4.1600	01/09/2008
Common Stock	450	4.1650	01/09/2008
Common Stock	35,250	4.1700	01/09/2008
Common Stock	1,800	4.1750	01/09/2008
Common Stock	124,425	4.1800	01/09/2008
Common Stock	1,500	4.1850	01/09/2008
Common Stock	18,975	4.1900	01/09/2008
Common Stock	19,050	4.2000	01/09/2008
Common Stock	13,800	4.2100	01/09/2008
Common Stock	3,975	4.2200	01/09/2008
Common Stock	3,075	4.2300	01/09/2008
Common Stock	5,925	4.2400	01/09/2008
Common Stock	3,150	4.2500	01/09/2008
Common Stock	2,100	4.2600	01/09/2008
Common Stock	525	4.2650	01/09/2008
Common Stock	9,225	4.2700	01/09/2008
Common Stock	225	4.2750	01/09/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	9,188	4.2800	01/09/2008
Common Stock	4,162	4.2900	01/09/2008
Common Stock	150	3.9125	01/10/2008
Common Stock	5,550	3.9200	01/10/2008
Common Stock	25,688	3.9300	01/10/2008
Common Stock	24,900	3.9400	01/10/2008
Common Stock	375	3.9450	01/10/2008
Common Stock	37,238	3.9500	01/10/2008
Common Stock	11,700	3.9600	01/10/2008
Common Stock	19,050	3.9700	01/10/2008
Common Stock	150	3.9750	01/10/2008
Common Stock	54,975	3.9800	01/10/2008
Common Stock	23,100	3.9900	01/10/2008
Common Stock	22,125	4.0000	01/10/2008
Common Stock	18,750	4.1000	01/11/2008
Common Stock	850	3.9725	01/14/2008
Common Stock	400	3.9750	01/14/2008
Common Stock	65,800	3.9800	01/14/2008
Common Stock	750	3.9850	01/14/2008
Common Stock	3,608	3.9875	01/14/2008
Common Stock	50,388	3.9900	01/14/2008
Common Stock	2,800	3.9950	01/14/2008
Common Stock	7,800	3.9975	01/14/2008
Common Stock	142,756	4.0000	01/14/2008
Common Stock	50	4.0025	01/14/2008
Common Stock	950	4.0050	01/14/2008
Common Stock	14,850	4.0075	01/14/2008
Common Stock	44,636	4.0100	01/14/2008
Common Stock	1,850	4.0150	01/14/2008
Common Stock	16,350	4.0175	01/14/2008
Common Stock	31,700	4.0200	01/14/2008
Common Stock	600	4.0250	01/14/2008
Common Stock	21,500	4.0300	01/14/2008
Common Stock	50	4.0325	01/14/2008
Common Stock	3,050	4.0350	01/14/2008
Common Stock	13,950	4.0375	01/14/2008
Common Stock	34,515	4.0400	01/14/2008
Common Stock	600	4.0450	01/14/2008
Common Stock	9,700	4.0500	01/14/2008
Common Stock	4,900	4.0600	01/14/2008
Common Stock	2,900	4.0700	01/14/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	450	4.0750	01/14/2008
Common Stock	6,500	4.0775	01/14/2008
Common Stock	6,200	4.0800	01/14/2008
Common Stock	600	4.0850	01/14/2008
Common Stock	2,300	4.0875	01/14/2008
Common Stock	7,500	4.0900	01/14/2008
Common Stock	24,150	4.1000	01/14/2008
Common Stock	153	3.7000	01/15/2008
Common Stock	76	3.7025	01/15/2008
Common Stock	1,185	3.7050	01/15/2008
Common Stock	1,491	3.7075	01/15/2008
Common Stock	17,130	3.7100	01/15/2008
Common Stock	688	3.7150	01/15/2008
Common Stock	382	3.7175	01/15/2008
Common Stock	8,335	3.7200	01/15/2008
Common Stock	841	3.7250	01/15/2008
Common Stock	4,588	3.7275	01/15/2008
Common Stock	8,144	3.7300	01/15/2008
Common Stock	1,108	3.8000	01/15/2008
Common Stock	344	3.8050	01/15/2008
Common Stock	230	3.8075	01/15/2008
Common Stock	7,877	3.8100	01/15/2008
Common Stock	115	3.8175	01/15/2008
Common Stock	2,332	3.8200	01/15/2008
Common Stock	459	3.8250	01/15/2008
Common Stock	173	3.8275	01/15/2008
Common Stock	16,842	3.8300	01/15/2008
Common Stock	459	3.8350	01/15/2008
Common Stock	3,671	3.8375	01/15/2008
Common Stock	4,627	3.8400	01/15/2008
Common Stock	500,000	4.7024	4/18/2008
Common Stock	474,422	4.7503	4/21/2008

HKW Trust Transactions
Purchases:

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	62,500	4.0000	01/09/2008
Common Stock	23,125	4.0500	01/09/2008
Common Stock	75	4.0525	01/09/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	150	4.0550	01/09/2008
Common Stock	3,925	4.0600	01/09/2008
Common Stock	2,650	4.0700	01/09/2008
Common Stock	425	4.0750	01/09/2008
Common Stock	4,025	4.0800	01/09/2008
Common Stock	25	4.0900	01/09/2008
Common Stock	475	4.1000	01/09/2008
Common Stock	1,750	4.1100	01/09/2008
Common Stock	25	4.1150	01/09/2008
Common Stock	4,925	4.1200	01/09/2008
Common Stock	600	4.1250	01/09/2008
Common Stock	12,150	4.1300	01/09/2008
Common Stock	300	4.1350	01/09/2008
Common Stock	15,200	4.1400	01/09/2008
Common Stock	725	4.1450	01/09/2008
Common Stock	28,725	4.1500	01/09/2008
Common Stock	150	4.1550	01/09/2008
Common Stock	2,475	4.1600	01/09/2008
Common Stock	150	4.1650	01/09/2008
Common Stock	11,750	4.1700	01/09/2008
Common Stock	600	4.1750	01/09/2008
Common Stock	41,475	4.1800	01/09/2008
Common Stock	500	4.1850	01/09/2008
Common Stock	6,325	4.1900	01/09/2008
Common Stock	6,350	4.2000	01/09/2008
Common Stock	4,600	4.2100	01/09/2008
Common Stock	1,325	4.2200	01/09/2008
Common Stock	1,025	4.2300	01/09/2008
Common Stock	1,975	4.2400	01/09/2008
Common Stock	1,050	4.2500	01/09/2008
Common Stock	700	4.2600	01/09/2008
Common Stock	175	4.2650	01/09/2008
Common Stock	3,075	4.2700	01/09/2008
Common Stock	75	4.2750	01/09/2008
Common Stock	3,061	4.2800	01/09/2008
Common Stock	1,389	4.2900	01/09/2008
Common Stock	50	3.9125	01/10/2008
Common Stock	1,850	3.9200	01/10/2008
Common Stock	8,563	3.9300	01/10/2008
Common Stock	8,300	3.9400	01/10/2008
Common Stock	125	3.9450	01/10/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	12,413	3.9500	01/10/2008
Common Stock	3,900	3.9600	01/10/2008
Common Stock	6,350	3.9700	01/10/2008
Common Stock	50	3.9750	01/10/2008
Common Stock	18,325	3.9800	01/10/2008
Common Stock	7,700	3.9900	01/10/2008
Common Stock	7,375	4.0000	01/10/2008
Common Stock	18,750	4.1000	01/11/2008
Common Stock	850	3.9725	01/14/2008
Common Stock	400	3.9750	01/14/2008
Common Stock	65,800	3.9800	01/14/2008
Common Stock	750	3.9850	01/14/2008
Common Stock	3,608	3.9875	01/14/2008
Common Stock	50,388	3.9900	01/14/2008
Common Stock	2,800	3.9950	01/14/2008
Common Stock	7,800	3.9975	01/14/2008
Common Stock	142,756	4.0000	01/14/2008
Common Stock	50	4.0025	01/14/2008
Common Stock	950	4.0050	01/14/2008
Common Stock	14,850	4.0075	01/14/2008
Common Stock	44,636	4.0100	01/14/2008
Common Stock	1,850	4.0150	01/14/2008
Common Stock	16,350	4.0175	01/14/2008
Common Stock	31,700	4.0200	01/14/2008
Common Stock	600	4.0250	01/14/2008
Common Stock	21,500	4.0300	01/14/2008
Common Stock	50	4.0325	01/14/2008
Common Stock	3,050	4.0350	01/14/2008
Common Stock	13,950	4.0375	01/14/2008
Common Stock	34,515	4.0400	01/14/2008
Common Stock	600	4.0450	01/14/2008
Common Stock	9,700	4.0500	01/14/2008
Common Stock	4,900	4.0600	01/14/2008
Common Stock	2,900	4.0700	01/14/2008
Common Stock	450	4.0750	01/14/2008
Common Stock	6,500	4.0775	01/14/2008
Common Stock	6,200	4.0800	01/14/2008
Common Stock	600	4.0850	01/14/2008
Common Stock	2,300	4.0875	01/14/2008
Common Stock	7,500	4.0900	01/14/2008
Common Stock	24,150	4.1000	01/14/2008

CUSIP NO. 172737108

Class of Security	Quantity	Price Per Share ($)	Date of Purchase / Sale
Common Stock	247	3.7000	01/15/2008
Common Stock	124	3.7025	01/15/2008
Common Stock	1,915	3.7050	01/15/2008
Common Stock	2,409	3.7075	01/15/2008
Common Stock	27,670	3.7100	01/15/2008
Common Stock	1,112	3.7150	01/15/2008
Common Stock	618	3.7175	01/15/2008
Common Stock	13,465	3.7200	01/15/2008
Common Stock	1,359	3.7250	01/15/2008
Common Stock	7,412	3.7275	01/15/2008
Common Stock	13,156	3.7300	01/15/2008
Common Stock	1,792	3.8000	01/15/2008
Common Stock	556	3.8050	01/15/2008
Common Stock	370	3.8075	01/15/2008
Common Stock	12,723	3.8100	01/15/2008
Common Stock	185	3.8175	01/15/2008
Common Stock	3,768	3.8200	01/15/2008
Common Stock	741	3.8250	01/15/2008
Common Stock	279	3.8275	01/15/2008
Common Stock	27,206	3.8300	01/15/2008
Common Stock	741	3.8350	01/15/2008
Common Stock	5,929	3.8375	01/15/2008
Common Stock	7,473	3.8400	01/15/2008

Mark J. Wattles
None

Don. R. Kornstein
Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale
Common Stock	5,500	4.6300	02/28/2008

Anthony Bergamo
Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale
Common Stock	14,700	4.9710	02/26/2008
Common Stock	300	4.9800	02/26/2008

James A. Marcum
Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale
Common Stock	4,300	4.2200	03/03/2008
Common Stock	1,900	4.2199	03/03/2008

CUSIP NO. 172737108

Elliott Wahle
Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale
Common Stock	7,500	4.5900	02/29/2008

Alexander M. Bond
Class of Security	Quantity Purchased/(Sold)	Price Per Unit ($)	Date of Purchase/Sale
Common Stock	16,000	4.0110	01/10/08
Common Stock	(6,000)	5.0200	01/28/08